November 7, 2007

Mail Stop 6010

Leo Shi Young
Chief Executive Officer
Solar Enertech Corporation
1600 Adams Drive
Menlo Park, CA 94025

>   **Re: Solar Enertech Corporation**
>   **Amendment to Form SB-2**
>   **Filed November 2, 2007**
>   **File No. 333-142310**

Dear Mr. Young:

We have limited our review of your filing to those issues addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to prior comment two in our letter to you dated October 17, 2007. Please revise the disclosure throughout your document to make clear, if true, that you will incur liquidated damages for not complying with the section of your registration rights agreement mentioned in your response. It is not clear from your current disclosure whether liquidated damages relating to the exclusion of shares from this registration statement are a possibility or a certainty.

Management's Discussion and Analysis or Plan of Operation, page 23

-Critical Accounting Policies, page 26

-Stock-based Compensation, page 27

2.   Please refer to prior comment 15 from our letter dated July 18, 2007. We note
        here and on pages F-11, F-22, and F-35 that you refer to using the valuation of an
        independent third party when determining the fair value of your common stock
        related to the stock options granted in March 2006. While management may elect
        to take full responsibility for valuing these instruments, if you choose to continue
        to refer to the independent valuation firm in any capacity, please revise the filing
        to name the independent valuation firm and include its consent as an exhibit.
        Refer to Rule 436 and Item 601(b)(23) of Regulation S-B.

Experts, page 39

3.   We note that you refer to an audited balance sheet as of September 30, 2004 that
        was audited by Morgan & Company even though this balance sheet and the
        associated opinion are not included in the SB-2. Additionally, we note that
        Morgan & Company audited your financial statements for the year ended
        September 30, 2005 but you have not referred to this opinion in the experts
        section. Please revise this section as appropriate to refer to correct audited
        statements and periods.

Index to Financial Statements, page F-1

4.   Please update the financial statements as required by Item 310(g) of Regulation
        S-B.

Interim Consolidated Financial Statements, page F-2

Note 3. Significant Accounting Policies, page F-10

Fair Value of Warrants, page F-11

5.   Please tell us and disclose the significant assumptions used to value the warrants
        issued in March 2007 at the date of issue and as of the latest balance sheet date.

6.   Further, we note that the holder of the warrants may request the successor entity to pay cash to the holder equal to the Black-Scholes value of the remaining unexercised portion of warrants on the date of the Fundamental Transaction. Given that the value is determined using Black-Scholes, please tell us and disclose why you determined the fair value of the warrants using the binomial model. Please also tell us whether you believe the use of the Black-Scholes method to determine fair value would result in a materially different amount.

Amendment 4 to Form 10-KSB for the Fiscal Year Ended September 30, 2006

7.   Please amend your annual report and quarterly reports to address the comments issued in this letter, as applicable.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 11

-Critical Accounting Policies, page 18

-Stock-Based Compensation, page 20

8.   We note here and throughout the filing you refer to using the valuation of an independent third party when determining the fair value of your common stock related to the stock options granted in March 2006. We note similar disclosures within your amended December 31, 2006, March 31, 2007 and June 30, 2007 Forms 10-QSB. While in future filings management may elect to take full responsibility for valuing the derivative, if you choose to continue to refer to the independent valuation firm in any capacity, please revise future filings, beginning with your next 10-KSB, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB or aforementioned filings by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-6103 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Jody R. Samuels, Richardson & Patel LLP